Sanford C. Bernstein & Co., LLC

(an indirect wholly-owned subsidiary of AllianceBernstein L.P.)
Statement of Financial Condition
December 31, 2021
(With Independent Registered Public Accounting Firm's Report Thereon)



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Sanford C. Bernstein & Co., LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Sanford C. Bernstein & Co., LLC (the "Company") as of December 31, 2021, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers

February 25, 2022

We have served as the Company's auditor since 2006.

PricewaterhouseCoopers LLP,150 3rd Ave S #1400, Nashville, TN 37201
T: (615) 503-2860; F: (615) 503 2870, www.pwc.com/us

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Statement of Financial Condition

December 31, 2021

(dollars in thousands)

ASSETS

Cash and cash equivalents	$	419,784
Cash and securities segregated under Federal regulations (cost $1,503,554)		1,503,828
Receivables:		
Brokers and dealers		29,670
Customers (including officers)		1,982,603
Fees		12,831
Due from affiliates		248
Investments		21,771
Deposits with clearing organizations		98,219
Other assets		5,917
Total assets	**$**	**4,074,871**

LIABILITIES AND MEMBER'S EQUITY

Payables:		
Brokers and dealers	$	64,832
Customers (including officers)		3,585,778
Due to Parent		27,094
Due to affiliates		21,417
Bank overdrafts		20,564
Securities sold not yet purchased		3,828
Accrued expenses and other liabilities		9,002
Total liabilities		**3,732,515**
Commitments and contingencies *(Note 9)*		
Member's equity		342,356
Total liabilities and member's equity	**$**	**4,074,871**

The accompanying notes are an integral part of this financial statement.

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)
Notes to the Statement of Financial Condition
December 31, 2021

(1)   Business Description and Organization

Sanford C. Bernstein & Co., LLC (the "Company") is an indirect wholly-owned subsidiary of AllianceBernstein L.P. ("AB" or the "Parent"), which is majority-owned by Equitable Holdings, Inc. ("EQH"), the holding company for a diversified financial services organization. The Company is registered with the Securities Exchange Commission ("SEC") as a broker-dealer under the Securities Exchange Act of 1934 and an investment adviser, and is a regulated member of The New York Stock Exchange ("NYSE"), the Financial Industry Regulatory Authority, Inc. ("FINRA"), and other market centers and self-regulatory organizations. The Company is also registered with the Commodity Futures Trading Commission as an introducing broker.

The Company provides brokerage and equity research services to institutions (including affiliates) and custodial services to individual and certain institutional advisory customers of AB. The Company incurs significant allocated expenses and derives a portion of its revenues from affiliates in performing these services. See *Note 10, Related Party Transactions*, for a discussion of these related party transactions.

(2)   Significant Accounting Policies

(a)   Basis of Presentation

The Company is a single member limited liability company ("LLC") with the Parent, a Delaware limited partnership, as the member.

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ materially from those estimates.

(b)   Recently Adopted Accounting Pronouncements

None.

(c)   Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, demand deposits and cash held in foreign currencies.

(d)   Bank overdrafts

Bank overdrafts represents disbursements in excess of funds on deposit. As balances are deposited through the bank, the Company reduces the bank overdraft liability.

(e)   Brokerage Transactions

Customers' securities transactions are recorded on a settlement date basis, with related commission income and expenses reported on a trade date basis. Receivables from and payables to clients include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables; such collateral is not reflected in the financial statements. The Company has the ability by contract or custom to sell or re-pledge this collateral, and has done so at various times. As

of December 31, 2021, there was $23.4 million of re-pledged securities; $852.3 million was available to be re-pledged. Principal securities transactions and related expenses are recorded on a trade date basis.

(f)   Collateralized Securities Transactions

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transaction and are included in receivables from and payables to brokers and dealers in the statement of financial condition. Securities borrowed transactions require us to deposit cash collateral with the lender. As of December 31, 2021, cash collateral on deposit with lenders was $13.5 million. With respect to securities loaned, the Company receives cash collateral from the borrower. As of December 31, 2021, the Company had $23.9 million cash collateral from borrowers. The initial collateral advanced or received approximates or is greater than the fair value of securities borrowed or loaned. We monitor the fair value of the securities borrowed and loaned on a daily basis and request additional collateral or return excess collateral amounts, as appropriate. As of December 31, 2021, there was no allowance provision required for the collateral advanced. Interest income or expense is recognized over the life of the transaction.

As of December 31, 2021, the Company had $98.2 million of cash on deposit with clearing organizations for trade facilitation purposes. This amount is listed separately on the statement of financial condition.

Current Expected Credit Losses- Receivables from Customers

Receivables from customers are primarily composed of margin loan balances. The value of the securities owned by customers and held as collateral for these receivables is not reflected in the financial statements and the collateral was not repledged or sold as of December 31, 2021. We consider these financing receivables to be of good credit quality due to the fact that these receivables are primarily collateralized by the related customer investments.

To estimate expected credit losses on margin loans, we applied the collateral maintenance practical expedient by comparing the amortized cost basis of the margin loans with the fair value of the collateral at the reporting date. Margin loans are limited to a percentage of the total value of the securities held in the customer's account against those loans. The Company requires, in the event of a decline in the market value of the securities in a margin account, the customer to deposit additional securities or cash so that, at all times, the value of the securities in the account, at a minimum, cover the loan to the customer. As such, the Company reasonably expects that the borrower will be able to continually replenish collateral securing the financial asset and does not expect the fair value of collateral to fall below the amortized cost basis of the margin loans and, as a result, we consider the credit risk associated with these receivables to be minimal. In circumstances when a loan becomes undercollateralized and the customer fails to deposit additional securities or cash, the Company reserves the right to liquidate the account.

(g)   Loss Contingencies

With respect to all significant litigation matters, we consider the likelihood of a negative outcome. If we determine the likelihood of a negative outcome is probable and the amount of the loss can be reasonably estimated, we record an estimated loss for the expected outcome of the litigation. If the likelihood of a negative outcome is reasonably possible and we are able to determine an estimate of the possible loss or range of loss in excess of amounts already accrued, if any, we disclose that fact

together with the estimate of the possible loss or range of loss. However, it is often difficult to predict the outcome or estimate a possible loss or range of loss because litigation is subject to inherent uncertainties, particularly when plaintiffs allege substantial or indeterminate damages. Such is also the case when the litigation is in its early stages or when the litigation is highly complex or broad in scope. In these cases, we disclose that we are unable to predict the outcome or estimate a possible loss or range of loss.

(h) Income Taxes

The Company is treated as a disregarded entity for tax purposes. The Parent, a private limited partnership, is not subject to federal or state corporate income taxes. However, the Parent and the Company are subject to a 4% New York City unincorporated business tax ("UBT"). Payments of the UBT are made by the Parent on behalf of the Company and charged back to the Company.

(i) Investments

Investments generally include U.S. Treasury Bills, exchange-traded options and other equity securities. Investments are stated at fair value with unrealized gains and losses reported in net income. Realized gains and losses on the sale of investments are included in income in the current period. Average cost is used to determine realized gain or loss on investments sold. The Company also invests in broker dealer exchange memberships. These investments are accounted for using the cost method. See *Note 6, Fair Value* for a description of how the Company measures the fair value of investments.

(j) Debt

AB has an $800.0 million committed, unsecured senior revolving credit facility (the "Credit Facility") with a group of commercial banks and other lenders, which had an original maturity date of September 27, 2023. The Credit Facility was amended and restated as of October 13, 2021, extending the maturity date to October 13, 2026. There were no other significant changes included in this amendment. The Credit Facility provides for possible increases in the principal amount by up to an aggregate incremental amount of $200.0 million, any such increase being subject to the consent of the affected lenders. The Credit Facility is available for AB's and the Company's business purposes. Both AB and the Company can draw directly under the Credit Facility and management may draw on the Credit Facility from time to time. AB has agreed to guarantee the obligations of the Company under the Credit Facility.

As of December 31, 2021, the Company had no amounts outstanding under the Credit Facility. During 2021, the Company did not draw upon the Credit Facility.

AB had a $200.0 million committed, unsecured senior revolving credit facility (the "Revolver") with a leading international bank, which matured on November 16, 2021. The Revolver was available for AB's and the Company's business purposes, including the provision of additional liquidity to meet funding requirements primarily related to the Company's operations. Both AB and the Company were able to draw directly under the Revolver and did so from time to time. AB agreed to guarantee the obligations of the Company under the Revolver. As of December 31, 2021, the Company had no amounts outstanding under the Revolver. The average daily borrowings for 2021 were $13.3 million, with a weighted average interest rate of 1.1%.

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

December 31, 2021

On September 28, 2021, AB established a $100.0 million uncommitted line of credit with a financial institution. On October 11, 2021, AB established a $50.0 million uncommitted line of credit with a financial institution. Both uncommitted lines of credit are available for AB's and the Company's business purposes. Both AB and the Company can draw directly under these lines. AB has agreed to guarantee the obligations of the Company under these lines of credit. As of December 31, 2021, we had no amounts outstanding under these lines of credit and have not drawn on them since their inception.

The Company currently has three uncommitted lines of credit with three financial institutions. Two of these lines of credit permit the Company to borrow up to an aggregate of approximately $165.0 million, with AB named as an additional borrower, while one line has no stated limit. As of December 31, 2021, the Company had no outstanding balance on these lines of credit. The average daily borrowings on the lines of credit during 2021 were $47 thousand with a weighted average interest rate of approximately 0.9%. The Company does not guarantee the debt of AB on any of the lines of credit.

In addition, the Company has a loan agreement with AB, in which the Company may borrow up to an aggregate of $800.0 million. As of December 31, 2021, Company had no amounts outstanding. Interest rates charged on these borrowings are at a floating rate based on the federal funds rate. Average daily borrowings for loans from AB during 2021 were $122.6 million with a weighted average interest rate charged of 0.1%.

(k) *Subsequent Events*

The Company evaluated subsequent events through February 25, 2022, the date the statement of financial condition was available to be issued. No subsequent events were identified.

(3) Cash and Securities segregated under Federal Regulations

As of December 31, 2021, $1.5 billion of U.S. Treasury Bills were segregated in special reserve bank custody accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934, as amended ("Exchange Act").

(4) Receivables from and Payables to Brokers and Dealers

Amounts receivable from and payable to brokers and dealers as of December 31, 2021 consisted of the following (in thousands):

	Receivables	Payables
Deposits for securities borrowed/loaned	$ 13,539	$ 23,911
Prime broker receivables/payables	$ 1,921	$ 8,002
Commission sharing agreement payables	$ —	$ 13,172
Receivables/payables on unsettled trades	$ 3,265	$ 5,023
Securities failed-to-deliver/receive	$ 10,945	$ 14,724
	$ 29,670	$ 64,832

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

December 31, 2021

(5) Investments

As of December 31, 2021, investments consisted of the following (in thousands):

Equity securities	$ 18,243
Long exchange-traded options	1,893
Other (cost basis)	1,635
	$ 21,771

(6) Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. The three broad levels of the fair value hierarchy are as follows:

- Level 1 – Quoted prices in active markets are available for identical assets or liabilities as of the reported date.

- Level 2 – Quoted prices in markets that are not active or other pricing inputs that are either directly or indirectly observable as of the reported date.

- Level 3 – Prices or valuation techniques that are both significant to the fair value measurement and unobservable as of the reported date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The following table summarizes the valuation of our financial instruments by pricing observability levels as of December 31, 2021 (in thousands):

	Level 1	Level 2	Level 3	Other	Total
Securities Segregated (U.S. Treasury Bills)	$ —	$ 1,503,828	$ —	$ —	$ 1,503,828
Investments:					
Equity securities	18,243	—	—	—	18,243
Long exchange-traded options	1,893	—	—	—	1,893
Other investments[1]	—	—	—	1,635	1,635
Total assets measured at fair value	20,136	1,503,828	—	1,635	$ 1,525,599
Securities sold not yet purchased:					
Short equities-corporates	1,054	—	—	—	$ 1,054
Short exchange-traded options	2,774	—	—	—	2,774
Total liabilities measured at fair value	$ 3,828	$ —	$ —	$ —	$ 3,828

[1] Other investments include broker dealer exchange memberships that are not measured at fair value, in accordance with U.S. GAAP.

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

December 31, 2021

Following is a description of the fair value methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

- U.S. Treasury Bills: The Company holds U.S. Treasury Bills, which are primarily segregated in a special reserve bank custody account as required by Rule 15c3-3 of the Exchange Act. These are valued based on quoted yields in secondary markets and are included in Level 2 of the valuation hierarchy.

- Equity securities: Our equity securities consist principally of long positions in corporate equities (traded through our options desk) with quoted prices in active markets, which are included in Level 1 of the valuation hierarchy.

- Options: The Company holds exchange-traded options with quoted prices in active markets, which are included in Level 1 of the valuation hierarchy.

- Securities sold not yet purchased: Securities sold but not yet purchased, reflect short positions in equities and exchange traded options, which are included in Level 1 of the valuation hierarchy.

During the year ended December 31, 2021, we had no transfers between levels. We held no Level 3 securities during the year ended December 31, 2021.

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

The Company did not have any material assets or liabilities that were measured at fair value for impairment on a nonrecurring basis during the year ended December 31, 2021.

(7) Offsetting Assets and Liabilities

Offsetting of assets as of December 31, 2021 was as follows (in thousands):

	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Assets Presented in the Statement of Financial	Financial Instruments Collateral	Cash Collateral Received	Net Amount
Securities borrowed	$ 13,539	$ —	$ 13,539	$ (11,500)	$ —	$ 2,039
Long exchange-traded options	$ 1,893	$ —	$ 1,893	$ —	$ —	$ 1,893

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

December 31, 2021

Offsetting of liabilities as of December 31, 2021 was as follows (in thousands):

	Gross Amounts of Recognized Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts of Liabilities Presented in the Statement of Financial Condition	Financial Instruments Collateral	Cash Collateral Pledged	Net Amount
Securities loaned	$ 23,911	$ —	$ 23,911	$ (23,373)	$ —	$ 538
Short exchange-traded options	$ 2,774	$ —	$ 2,774	$ —	$ —	$ 2,774

(8) Income Taxes

The Company is a Limited Liability Company for federal income tax purposes and accordingly, is not subject to federal or state corporate income taxes. However, the Company is subject to a 4.0% New York City UBT.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effect of significant items comprising the net deferred tax asset is as follows (in thousands):

Deferred tax asset:	
Difference between book and tax basis:	
Deferred compensation plans	$ 119
Other differences	(13)
Net deferred tax asset	$ 106

The net deferred tax asset is included in other assets on the statement of financial condition. Management has determined that realization of the net deferred tax asset is more likely than not based on anticipated future taxable income.

(9) Commitments and Contingencies

Legal and Regulatory Proceedings

The Company may be involved in various matters, including regulatory inquiries, administrative proceedings and litigation, some of which may allege substantial damages. It is reasonably possible that we could incur losses pertaining to these matters, but we cannot currently estimate any such losses.

Management, after consultation with legal counsel, currently believes that the outcome of any individual matter that is pending or threatened, or all of them combined, will not have a material adverse effect on the Company's results of operations, financial condition or liquidity. However, any inquiry, proceeding or litigation has an element of uncertainty; management cannot determine whether further developments relating to any individual matter that is pending or threatened, or all of them combined, will have a

material adverse effect on the Company's results of operations, financial condition or liquidity in any future reporting period.

(10) Related Party Transactions

Receivables from officers and payables to officers at December 31, 2021 of $33 thousand and $92 thousand, respectively, represent brokerage margin and cash accounts of principal officers of the Company and the Parent.

The Company utilizes the Parent's advisory services for the management of discretionary accounts and, as such, is liable to the Parent for these services. The Company earns investment management fees from its customers and remits the full amount of these fees to the Parent. Because the Company acts as an agent and does not perform any of the advisory services related to these accounts, these investment management fees are reported net of related expenses in the statement of income.

As subsidiaries of AB, the Company and three affiliates, Bernstein Autonomous Research LLP ("Autonomous") in the United Kingdom, Sanford C. Bernstein (Hong Kong) Limited ("SCB HK") in Hong Kong and Sanford C. Bernstein India Limited ("SCB India"), have implemented a residual profit split agreement. These entities perform Sanford C. Bernstein's core profit-generating activities, which include research and trade execution. These functions drive the Company's and the Parent's competitive advantages, and their performance has a direct and measurable impact on the generation of revenues for the Parent. Therefore, the profits attributable to the globally-integrated activities are apportioned amongst these entities based upon predetermined allocation factors. Research and trade execution expenses are recorded throughout the year as incurred, and unpaid amounts are recorded as due to Parent in the statement of financial condition.

Due to Parent includes expenses allocated to the Company by the Parent for certain expenses incurred by the Company in the normal course of business, the majority of which relates to technology and administration.

For discussion on the Company's loans with AB, *see Note 2, Significant Accounting Policies, Debt.*

The Company maintains a clearing agreement with SCB HK. Accordingly, SCB HK engages the Company to act as an agent in providing clearing and settlement services. The Company executes orders for the proprietary and customer accounts of SCB HK in securities listed or traded on markets in North or South America. The Company also performs the cashiering functions associated with these activities which include but are not limited to the receipt, delivery and transfer of securities purchased, sold, borrowed and loaned and the associated receipt and distribution of payments thereof. Payables to affiliates as of December 31, 2021 included a net balance of $4.7 million due to SCB HK for these transactions.

Certain employees of the Company participate in an unfunded, non-qualified deferred compensation plan maintained by AB.

Employees of the Company are eligible to participate in a 401(k) plan maintained by AB. Employer contributions are discretionary and generally limited to the maximum amount deductible for federal income tax purposes.

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)
Notes to the Statement of Financial Condition
December 31, 2021

(11) Net Capital Requirement

As a broker-dealer and member organization of the NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Exchange Act. The Company computes its net capital under the alternative method permitted by the rule, which requires that minimum net capital, as defined, equal the greater of $1 million or two percent of aggregate debit items arising from customer transactions, as defined. As of December 31, 2021, the Company had net capital of $307.6 million which was $267.5 million in excess of the minimum net capital requirement of $40.1 million. Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, FINRA and other securities agencies.

(12) Risk Management

(a)   Customer Activities

In the normal course of business, the Company's brokerage activities involve the execution, settlement and financing of various customer securities trades, which may expose the Company to off-balance sheet risk by requiring the Company to purchase or sell securities at prevailing market prices in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to the customer, subject to various regulatory and internal margin requirements. These transactions are collateralized by cash or securities in the customer's account. In connection with these activities, the Company may execute and clear customer transactions involving the sale of securities not yet purchased. The Company seeks to control the risks associated with margin transactions by requiring customers to maintain collateral in compliance with the aforementioned regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary. A majority of the Company's customer margin accounts are managed on a discretionary basis whereby the Parent maintains control over the investment activity in the accounts. For these discretionary accounts, the Company's margin deficiency exposure is minimized through maintaining a diversified portfolio of securities in the accounts and by virtue of the Parent's discretionary authority and the Company's role as custodian.

In accordance with industry practice, the Company records customer transactions on a settlement date basis, which is generally two business days after trade date. The Company is exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their contracts, in which case the Company may have to purchase or sell financial instruments at prevailing market prices. The risks assumed by the Company in connection with these transactions are not expected to have a material adverse effect upon the Company's financial condition or results of operations.

(b)   Other Counterparties

The Company is engaged in various brokerage activities on behalf of clients, including SCB HK, in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event these counterparties do not fulfill their obligations, the Company may be exposed to loss. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, each counterparty's creditworthiness.

SANFORD C. BERNSTEIN & CO., LLC
(an indirect wholly-owned subsidiary of
AllianceBernstein L.P.)

Notes to the Statement of Financial Condition

December 31, 2021

In connection with security borrowing and lending arrangements, the Company enters into collateralized agreements, which may result in potential loss in the event the counterparty to a transaction is unable to fulfill its contractual obligations. Security borrowing arrangements require the Company to deposit cash collateral with the lender. With respect to security lending arrangements, the Company receives collateral in the form of cash in amounts generally in excess of the market value of the securities loaned. The Company minimizes credit risk associated with these activities by establishing credit limits for each broker and monitoring these limits on a daily basis. Additionally, security borrowing and lending collateral is marked to market on a daily basis, and additional collateral is deposited by or returned to the Company as necessary.

(c) Market Risk

Market risk is defined as the exposure to adverse changes in the market value of a portfolio due to the change in the values of various risk factors. The four standard market risk categories are equity, interest rate, currency and commodity. The associated market risks relate to changes in stock prices, interest rates, foreign exchange rates, commodity prices and/or their implied volatilities when derivative financial instruments reside in the portfolios.

In the course of facilitating institutional customer orders, the company will engage in principal trading transactions that result in market risk exposures. Firm trading positions are only taken in listed equities and options and are generally hedged with similar securities. The company manages the market risks associated with these activities through a variety of risk measures and techniques, by establishing limits and by monitoring exposures and limits on a daily basis (including intra-day). All positions are valued at fair value (*See Note 6,* Fair Value) based on exchange prices.